SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 12b-25

                                  Commission File Number           0-21150

                           NOTIFICATION OF LATE FILING
    (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:        December 31, 1996
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant:     Spice Entertainment Companies, Inc.

Former name if applicable:  Graff Pay-Per-View Inc.

Address of principal executive office:  536 Broadway
                                                New York, New York  10012


                        Part II. Rule 12b-25 (b) and (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.



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                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. The Company had several subsequent events including the disposition of a subsidiary, the refinancing of its senior debt, revisons to leases and the potential disposition of an investment in a partnership. Time spent by management on these transactions and the determination of the impact of these transactions in the financial statements did not permit timely filing of the Form 10-K for the fiscal year ending December 31,1996 without unreasonable effort and expense.

                           Part IV. Other Information

    (1) Name and telephone number of person to contact in regard to this notification

         Daniel J. Barsky                 212-941-1434
               (Name)             (Area code)(Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                         [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         [X ] Yes   [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitaitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Spice Entertainment Companies, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 4/1/97      By: /s/ Harlyn C. Enholm
                      ------------------------
                      Harlyn C. Enholm
                      Chief Financial Officer

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                            Statement to Form 12b-25

As a result of negotiations which commenced in November of 1996, the Company completed the sale of a former wholly owned subsidiary, Spector Entertainment Group, Inc. ("SEG"), in a transaction which closed on February 7, 1997. The Company had acquired SEG in a merger which took effect on August 31, 1995 and was accounted for as a pooling of interests. The treatment of SEG as a discontinued operation will be reflected in the financial statements for the fiscal years ended December 31, 1994, 1995 and 1996. Accordingly, approximately $213,000 and $242,000 of income from the loss from continuing operations for the fiscal years ending 1994 and 1995, respectively, has been reclassified to income from the discontinued operations of SEG.